P.E. 11/30/01
333-31832

02001353

857068
CIK

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 and 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2001

SIX CONTINENTS PLC

(Registrant's name)

20 North Audley Street

London W1K 6WN, England

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F..... √.......   Form 40-F..........

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes.......................   No........... √...........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : Not applicable

File No. 1-10409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

Date 5 December 2001. By [signature]

(Signature)

Name: **M.J.N. BRIDGE**

Title: **DEPUTY SECRETARY**

SIX CONTINENTS PLC

TABLE OF CONTENTS

COMPANIES ACT 1985
DISCLOSURE OF INTEREST IN VOTING SHARES

We were informed on 1st November 2001 that as a result of recent sales, the notifiable interest of Morley Fund Management Limited and CGNU plc in the Ordinary shares of 28p each in Six Continents PLC is 2.96% and 2.97% respectively of the Company's issued share capital.

At the previous notification made on 22nd August 2001, the interest was 3.01% respectively.

As a consequence, Morley Fund Management Limited and CGNU plc no longer have a notifiable interest in Six Continents PLC.

8 November 2001

SIX CONTINENTS PLC - HOTELS PRESENTATIONS TODAY

Tim Clarke, Chief Executive, and Richard North, Group Finance Director are today presenting at major hotel conferences in London and New York respectively.

As part of the presentations information will be given as to the impact the terrorism activities on 11 September 2001 have had on Six Continents' results for the year to 30 September 2001 as follows:

Six Continents estimates that the effect of the attacks was to reduce profit in its hotel division during the period 11 September 2001 to 30 September 2001, the date of its year end, by some $25 million, which accords with guidance given on 19 September. The major cause of this profit reduction was attributable to the performance of the group's owned and leased hotels in the United States and Europe and in particular the hotels in New York, Chicago, San Francisco, London, Paris and Hong Kong. In contrast the impact on the franchise business was proportionately small.

The group's retail business traded well during September with like for like sales in the core estate up nearly 1% and total sales up over 7% as compared to last year. Outlets in Central London were the only ones to have been impacted by the events of 11 September. Britvic Soft Drinks also traded well.

Six Continents Plc will announce its full results for the year ended 30 September 2001 on 6 December 2001.

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For further information, please contact:

Dee Cayhill, Corporate Affairs	020 7409 8101
Alastair Scott, Investor Relations	020 7409 8532

Notes to editors:

Six Continents is a leading global hospitality group with over 3,200 hotels across nearly 100 countries and territories and over 2,000 restaurants and bars in the UK and Germany.

- Six Continents Hotels is the world's leading global hotel group whose brands include Inter-Continental Hotels and Resorts, Crowne Plaza Hotels and Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites. It owns, operates or franchises more than 3,200 hotels and over 500,000 guest rooms in nearly 100 countries and territories around the world.

- Six Continents Retail is the UK's leading managed restaurant, pubs and bars group with over 2,000 outlets including brands such as Vintage Inns, Harvester, Toby, Browns, All Bar One, It's A Scream, O'Neill's, Edwards, Ember Inns and Goose.

- Britvic Soft Drinks is one of the leading UK producers and distributors of branded soft drinks with brands such as Tango, Robinsons, Britvic and the UK franchise for Pepsi.

Please refer to www.sixcontinents.com for more information on the company, including press releases.